Exhibit 99.1

REPORT UNDER

NATIONAL INSTRUMENT 51-102

REPORT OF VOTING RESULTS

To:	Canadian Securities Administrators

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual Meeting of Shareholders of Bank of Montreal (the “Bank”) held on March 31, 2020 and, as such votes were conducted by ballot, the number and percentage of votes cast for, against/withheld from each vote. Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Management Proxy Circular which was mailed to shareholders prior to the Annual Meeting and is available at www.bmo.com/investorrelations.

The Board of Directors and management of the Bank recommended that shareholders vote FOR the election as director of each of the 12 nominees listed in the Management Proxy Circular, FOR the appointment of KPMG LLP as Auditors of the Bank, FOR the advisory vote on the Bank’s approach to executive compensation, FOR amending the Bank of Montreal Amended and Restated Stock Option Plan and AGAINST Shareholder Proposals one, two and three.

1.	Election of Directors

A ballot was conducted to vote on each resolution to appoint each of the following 12 nominees as a Director of the Bank to serve until the next Annual Meeting of Shareholders of the Bank or until their resignation or their successor is elected or appointed, and the outcome was as follows:

Nominee	Votes For		Votes Withheld

Janice M. Babiak	287,076,651	98.22%	5,190,650	1.78%

Sophie Brochu	291,356,153	99.69%	910,952	0.31%

Craig W. Broderick	291,327,971	99.68%	939,330	0.32%

George A. Cope	284,984,221	97.51%	7,283,024	2.49%

Christine A. Edwards	286,552,072	98.04%	5,715,173	1.96%

Martin S. Eichenbaum	291,236,048	99.65%	1,031,253	0.35%

Ronald H. Farmer	278,487,715	95.29%	13,779,530	4.71%

David Harquail	291,407,562	99.71%	859,683	0.29%

Linda S. Huber	291,314,958	99.67%	952,343	0.33%

Eric R. La Flèche	288,063,884	98.56%	4,203,417	1.44%

Lorraine Mitchelmore	289,180,204	98.94%	3,087,097	1.06%

Darryl White	291,345,137	99.68%	922,164	0.32%

2.	Appointment of Shareholders’ Auditors

A ballot was conducted to vote on the resolution to appoint the firm of KPMG LLP as the auditors of the Bank for the 2020 fiscal year and the outcome was as follows:

Votes For		Votes Withheld

295,201,244	96.74%	9,942,885	3.26%

3.	Advisory Vote on the Bank’s approach to Executive Compensation

A ballot was conducted to vote for the Advisory Resolution on the Bank’s approach to Executive Compensation and the outcome was as follows:

Votes For		Votes Against

276,155,837	94.49%	16,111,622	5.51%

4.	Amendments to the Bank of Montreal Amended and Restated Stock Option Plan

A ballot was conducted to vote on Amendments to the Bank of Montreal Amended and Restated Stock Option Plan and the outcome was as follows:

Votes For		Votes Against

218,433,620	74.74%	73,834,014	25.26%

5.	Competitiveness and Protection of Personal Information

A ballot was conducted to vote on a shareholder proposal regarding Competitiveness and Protection of Personal Information and the outcome was as follows:

Votes For		Votes Against		Votes Abstain

6,714,000	2.30%	284,205,854	97.24%	1,347,151	0.46%

6.	Diversity Target

A ballot was conducted to vote on a shareholder proposal regarding Diversity Target and the outcome was as follows:

Votes For		Votes Against		Votes Abstain

14,098,406	4.83%	276,693,177	94.67%	1,475,647	0.50%

7.	Suggested Incongruity between Fossil Fuel Lending History, Financing Criteria and Public Statements

A ballot was conducted to vote on a shareholder proposal regarding Suggested Incongruity between Fossil Fuel Lending History, Financing Criteria and Public Statements and the outcome was as follows:

Votes For		Votes Against		Votes Abstain

29,733,519	10.17%	260,960,556	89.29%	1,572,855	0.54%

Dated this 31st day of March, 2020.

Bank of Montreal

By:	/s/ Barbara M. Muir
Barbara M. Muir
Corporate Secretary